Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street Vancouver British Columbia V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

February 9, 2010	TSX-V Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR SHAREHOLDERS APPROVE ALL RESOLUTIONS AT THE ANNUAL GENERAL MEETING

Alberta Star Development Corp., (the "Company") listed on the TSX Venture Exchange (ASX), on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD), is pleased to announce that the Company held its Annual and Special Meeting of shareholders in Vancouver, British Columbia on February 8, 2010 at which time the shareholders overwhelmingly approved all of the resolutions that were outlined in the Company’s Management Information Circular dated January 6, 2010.

The following persons were re-elected to the Board of Directors at the meeting, Tim Coupland, Stuart Rogers, Robert Hall, Brian Morrison and Edward Burylo. For additional information on the matters approved at the meeting, please see the Company’s Management Information Circular dated January 6, 2010 filed on SEDAR at www.sedar.com.

TERMS OF ACQUISITION OF STERLING AND CHAPTER 11 PLAN

As previously announced by the Company (refer to the Company’s press releases of June 10, 2009, November 2, 2009, December 1, 2009 and January 22, 2010), the Company filed a “Notice of Appearance and Request for Special Notice” with the United States Bankruptcy Court for the District of Idaho, U.S.A. (the “Court”) regarding Sterling and subsequently executed a binding term sheet and a formal acquisition agreement (the “Agreement”). Pursuant to the Agreement, the Company has agreed to acquire up to 100% interest in Sterling and its assets and provide for financing of Sterling’s ongoing operations. The Agreement contains a number of conditions precedent to the obligations of the parties. Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent that they may be capable of waiver, the proposed transaction will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. Such conditions include: an order (“Order”) of the Court approving the plan of reorganization of Sterling; all claims of all the creditors of Sterling are paid, satisfied, settled or compromised under the plan of reorganization and that all other consents and approvals, including regulatory approvals, are obtained. The proposed transaction has not been approved by the TSX Venture Exchange (the “Exchange”) and remains subject to Exchange approval.

There can be no assurance that the proposed transaction will be completed as proposed or at all. The proposed transaction is an “arms length transaction” as defined in Exchange Policy 1.1.

Sterling has filed with the Court, it’s Second Amended Disclosure Statement which sets out the plan of reorganization of Sterling, such statement has been approved by the Court. The proposed plan of reorganization proposes a bidding process for 100% of the issued and outstanding common stock of Sterling entitling the purchaser to all assets of Sterling. The key dates for the sale process as set out in the plan of reorganization are as follows:

February 15, 2010	Due date for deposits and indentification of bidders
March 31, 2010, 5:00pm	Due date for bids
April 5, 2010, 8:00am	Auction
April 6, 2010, 9:30am	Plan confirmation hearing and sale approval hearing
April 15, 2010	Sale closing date

The plan of reorganization sets forth specific bidding procedures and processes which must be followed by a potential bidder, including the Company. The proposed plan and the disclosure statement are available at (a) the Clerk’s Office of the U.S. Bankruptcy Court for the District of Idaho, located at 6450 N. Mineral Dr., Couer d’Alene, ID 83815; or (b) online at https://ecf.idb.uscourts.gov/cgi-bin/login.pl (a fee-based registration is required to access the information on this website).

It is the Company’s objective, subject to Court and Exchange approval, to participate in the auction and attempt to acquire not less than 100% of the outstanding Sterling shares, and for Sterling to exit the Chapter 11 bankruptcy process with the following assets in place: its interest in the Sunshine Silver Mine, facilities, Sunshine Silver Mine lease, and exploration interest in the Sterling exploration projects in Idaho. In addition, the Company upon meeting of the above referenced conditions and being a successful bidder at the auctions, and including the confirmation of a plan of reorganization, will reconstitute the Sterling Board of Directors and make additions to senior management of Sterling.

The Company believes that the proposed acquisition of Sterling represents a significant opportunity for the Company to become a near-term, mid-tier silver producer.

The Company maintains a strong balance sheet and has no long term debt. The Company continues to maintain seasoned and qualified management and seeks to fulfill its stated mandate of acquiring a world class advanced stage exploration and production projects.

INVESTOR RELATIONS

Investors are welcomed to contact Benjamin Curry or Andrew Mugridge of Progressive I.R. Consultants Corp. at (604) 689-2881, the Company’s Investor Relations specialists for all corporate updates and investor inquiries, or Morgan Brewster, Corporate Development of the Company at (778) 989-2739 or mbrewster@alberta-star.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel 604.681.3131      Fax 604.408.3884
www.alberta-star.com

The in house qualified person is Michael Bersch Ph.D., LPG., CPG., who is the Chief geologist of the Company and who has reviewed and approved the contents of this press release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

Forward-Looking Statements

In the interest of providing the Company's shareholders and potential investors with information regarding the Company, including managements' assessment of the future plans and operations of the Company, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains, without limitation, forward-looking statements pertaining to the following: expectations of management regarding the proposed acquisition of Sterling, including the timing of completion of the acquisition; operating and financial metrics of the acquisition; potential synergies resulting from the acquisition and the effect of the acquisition on the Company's operations.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future capital expenditure levels; future silver and base and precious metals prices and future silver and base and precious metal production levels; future exchange rates and interest rates; our ability to obtain equipment other resources in a timely manner to carry out development activities; our ability to market our silver and base and precious metals successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; our ability to attract new senior management and board members; and our ability to add production and resources through our development and exploitation activities. Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the following: that the proposed transaction may not close when planned or at all or on the terms and conditions set forth herein; the failure of the Company to obtain the necessary Court, Exchange, regulatory and other third party approvals required in order to proceed with the proposed transaction; volatility in market prices for silver and other base and precious metals; incorrect assessment of the value of the acquisition; failure to realize the anticipated benefits and synergies of the acquisition; general economic conditions in Canada, the U.S. and globally; and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Statements contained in this news release relating to future results, events, and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling, and other factors which may cause the actual results, performance, estimates, projections, resource potential, interpretations, prognoses, schedules, or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company' annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission and available in Canada at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.